Exhibit 99.77(d)

ITEM 77D - Policies with respect to security investments

1.	On July 9, 2015, the Board of Trustees (“Board”) of Voya Multi-Manager Emerging Markets Equity Fund approved the addition of Van Eck Associates Corporation (“Van Eck”) as a sub-adviser to the Fund. Beginning on or about August 24, 2015, the Fund’s principal investment strategies were revised to reflect the addition of Van Eck as a sub-adviser to the Fund:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of issuers in emerging markets. The Fund will provide shareholders with at least 60 days' prior notice of any change in this investment policy.

Developing or emerging countries include most countries in the world except Australia, Canada, Japan, New Zealand, Hong Kong, Singapore, the United Kingdom, the United States, and most of the countries of Western Europe. An emerging market company is one that is organized under the laws of, or has a principal place of business in, an emerging market; where the principal securities market is in an emerging market; that derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in an emerging market; or at least 50% of the assets of which are located in an emerging market. The Fund may invest in companies of any market capitalization.

Equity securities may include common stock, preferred stock, convertible securities, depositary receipts, participatory notes, trust or partnership interests, warrants and rights to buy common stock, and privately placed securities. The Fund may also invest in real estate investment trusts and non-investment-grade bonds (high-yield or "junk bonds").

The Fund may invest in derivatives, including but not limited to, futures, options, swaps, and forwards as a substitute for securities in which the Fund can invest; to hedge various investments; to seek to reduce currency deviations, where practicable, for the purpose of risk management; to seek to increase the Fund's gains; and for the efficient management of cash flows.

The Fund may invest in securities denominated in U.S. dollars, major reserve currencies, and currencies of other countries in which it can invest. The Fund typically maintains full currency exposure to those markets in which it invests. However, the Fund may, from time to time, hedge a portion of its foreign currency exposure into the U.S. dollar.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder ("1940 Act").

Delaware Investments Fund Advisers ("DIFA"), J.P. Morgan Investment Management Inc. ("JPMorgan"), and Van Eck Associates Corporation (“Van Eck”) (each a "Sub-Adviser" and collectively "Sub-Advisers") provide the day-to-day management of the Fund. The Sub-Advisers act independently of each other and use their own methodology for selecting investments. The Fund's investment adviser will determine the amount of Fund assets allocated to each Sub-Adviser.

Each Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 331/3% of its total assets.

Delaware Investments Fund Advisers

DIFA selects growth-oriented and value-oriented investments on the basis of the investment's discount to its intrinsic value. When selecting growth-oriented securities, DIFA typically seeks high growth caused by secular economic factors. These factors may include demographics, economic deregulation, and technological developments. When selecting value-oriented securities, DIFA typically seeks lower valuations caused by cyclical economic factors or temporary changes in business operations. Strong management and sustainable business franchise are key considerations in selecting both growth-oriented and value-oriented securities.

In order to compare the value of different stocks, DIFA considers whether the future income stream on a stock is expected to increase faster than, slower than, or in line with the level of inflation. DIFA then estimates what it thinks the value of the anticipated future income stream would be worth if such income stream were being paid today. DIFA believes this gives it an estimate of the stock's intrinsic value.

Because the Fund invests primarily in emerging countries, there may be less information available for DIFA to use in making this analysis than is available for more developed countries. Currency analysis is an important part of the valuation exercise. DIFA attempts to determine whether a particular currency is overvalued or undervalued by comparing the amount of goods and services that a dollar will buy in the United States to the amount of foreign currency required to buy the same amount of goods and services in another country. When the dollar buys less, the foreign currency may be overvalued, and when the dollar buys more, the foreign currency may be undervalued. Relative per capita income levels are also a key factor in this analysis.

J.P. Morgan Investment Management Inc.

JPMorgan emphasizes securities that it believes are ranked as undervalued, while underweighting or avoiding securities that appear overvalued.

JPMorgan believes that emerging markets are generally inefficient as demonstrated by the high and variable volatility of many emerging markets and individual companies in these markets. Corporate disclosure and transparency can vary widely thereby exacerbating the inefficiency of these markets and offering opportunities to experienced, well-informed active investors.

In managing its portion of the Fund, JPMorgan adheres to a disciplined process for stock selection and portfolio construction. A proprietary multi-factor model is used to quantitatively rank securities in the Fund's investment universe which JPMorgan uses to select securities. Securities held in the Fund that JPMorgan believes have become overvalued and/or whose factor signals have deteriorated materially may be sold and are generally replaced with more attractive securities on the basis of JPMorgan's disciplined investment process.

The portfolio construction process controls the sector and industry weights, number of stocks held, and position size. Risk or factor exposures are actively managed through portfolio construction. JPMorgan utilizes currency specialists in determining the extent and nature of the Fund's exposure to various foreign currencies.

Van Eck Associates Corporation

Van Eck selects emerging market countries that the Fund will invest in based on its evaluation of economic fundamentals, legal structure, political developments and other specific factors Van Eck believes to be relevant. Utilizing qualitative and quantitative measures, Van Eck seeks to invest in what it believes are reasonably-priced companies that have strong structural growth potential. Van Eck seeks attractive investment opportunities in all areas of emerging markets, and utilizes a flexible investment approach across all market capitalizations.